October 24, 2008

Thomas L. Monahan III
Chairman of the Board of Directors and Chief Executive Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, Virginia 22209

>   **Re: The Corporate Executive Board Company**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **File No. 000-24799**

Dear Mr. Monahan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on April 29, 2008

Compensation Discussion and Analysis, page 12

Base Salary, page 15

1. We note your response to prior comment 1; however, we continue to believe that your discussion of base salary amounts should provide a more detailed description

of how the Committee determined increases or decreases in base salary. In future filings, please describe how actual salary amounts are tied to the factors considered by the Committee in total as well as the underlying goal of ensuring that base salaries of the NEOs remain competitive. Please tell us in your response letter how you plan to comply.

Cash Bonus, page 15

2. We note your response to our prior comment 2. In particular, we note your proposed new table, which puts the three individual objectives into categories and shows the percentage contribution of each category to overall individual bonuses. Please describe what you consider to be financial objectives, operational objectives and human capital objectives, and provide some examples.

3. We note your proposed additional disclosure following the bonus table. Please expand the disclosure to provide a more detailed discussion of the relationship between the achievement or non-achievement of performance objectives in each of the three categories and the actual amounts awarded. Although you have disclosed the amount of actual bonus compared to the target bonus, it is not clear whether the amount awarded is solely a function of the amount available in the pool or is a combination of the amount available in the pool and a measurement of the NEO's performance under his or her individual performance objectives. To the extent it is a combination of the two, please discuss how individual performance factored into the amounts awarded.

Annual Grants of Equity-Based Awards, page 17

4. We note your response to our prior comment 3. Please revise your disclosure further to clarify that equity awards are not tied to specific performance goals. Also, describe in more detail the market data you use and how you use it, as well as what constitutes individual contributions to your company and how such contributions are measured.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director